21002497

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2021
Washington DC
406

SEC FILE NUMBER
8-29565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Financial Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11811 N Freeway, Suite 900
(No. and Street)

Houston	TX	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Forrester - 281-847-8422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina LLP
(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 475	Houston	TX	77034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Securities of America, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MINDY TREVINO
My Notary ID # 123997229
Expires June 11, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As of and for the Years Ended December 31, 2020 and 2019

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
TABLE OF CONTENTS

Ham, Langston
& Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Financial Securities of America, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. (the "Company") as of December 31, 2020 and 2019, the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Ham, Langston & Brezina L.L.P.

Houston, Texas
February 25, 2021

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2020 AND 2019

ASSETS	2020	2019
Current assets:		
Cash and cash equivalents and restricted cash	$ 1,407,088	$ 1,263,776
Commissions receivable	118,558	100,003
Receivables, related parties	16,588	27,334
Prepaid expenses	63,722	53,677
Total current assets	1,605,956	1,444,790
Financing lease assets, net	1,099	1,456
Total assets	$ 1,607,055	$ 1,446,246
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 29,707	$ 38,627
Current portion of financing lease obligation	352	310
Deferred tax liability	231	306
Income taxes payable to Parent	58,144	106,480
Total current liabilities	88,434	145,723
Financing lease obligation, net of current portion	885	1,241
Total liabilities	89,319	146,964
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	1,505,736	1,287,282
Total shareholder's equity	1,517,736	1,299,282
Total liabilities and shareholder's equity	$ 1,607,055	$ 1,446,246

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Revenues:		
Commission revenue	$ 874,214	$ 875,840
Expenses:		
Sales commissions	247,006	250,961
Service fee - related parties	180,000	180,000
Overhead expense reimbursement - related party	99,065	92,213
Licenses and fees	51,952	53,226
Taxes	8,825	10,819
Consulting fees	5,312	5,059
Amortization	357	557
Other operating expenses	5,000	5,000
Total expenses	597,517	597,835
Other expense		
Interest expense	174	211
Net income before income taxes	276,523	277,794
Provision (benefit) for income taxes:		
Current	58,144	58,073
Deferred	(75)	264
Total provision for income taxes	58,069	58,337
Net income	$ 218,454	$ 219,457

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2018	$ 1,000	$ 11,000	$ 1,067,825	$ 1,079,825
Net income	-	-	219,457	219,457
Balance, December 31, 2019	1,000	11,000	1,287,282	1,299,282
Net income	-	-	218,454	218,454
Balance, December 31, 2020	$ 1,000	$ 11,000	$ 1,505,736	$ 1,517,736

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash flows from operating activities:		
Net income	$ 218,454	$ 219,457
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	357	557
Deferred tax (benefit) expense	(75)	264
Changes in:		
Commissions receivable	(18,555)	(21,562)
Receivables, related parties	10,746	(19,719)
Prepaid expenses	(10,045)	(565)
Accounts payable and accrued expenses	(8,920)	14,790
Accounts payable, related party	-	(15,690)
Income taxes payable to Parent	(48,336)	58,073
Net cash provided by operating activities	143,626	235,605
Cash flows from financing activities:		
Payments on financing lease obligations	(314)	(503)
Net cash used in financing activities	(314)	(503)
Net increase in cash and cash equivalents and restricted cash	143,312	235,102
Cash and cash equivalents and restricted cash, beginning of year	1,263,776	1,028,674
Cash and cash equivalents and restricted cash, end of year	$ 1,407,088	$ 1,263,776
Supplemental disclosures of cash flow information:		
Interest paid	$ 174	$ 211

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization

First Financial Securities of America, Inc. (the "Company" or "FFS"), a wholly-owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Introducing Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are also customers of First Financial Capital Corporation, Inc. ("FFC"), which shares certain common management.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue from contracts with customers includes commissions earned from the sponsor of the securities products. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company receives and earns its commission revenue when the securities products are issued by the sponsor. The commissions received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale.

The Company does not have any revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods. The Company's significant judgments made in connection with the adoption of Accounting Standards Codification ("ASC") Topic 606 included the determination of when the Company satisfies its performance obligation to customers and the applicability of the as invoiced practical expedient.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the commissions receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2020 and 2019, there was no allowance for doubtful accounts as management believes all accounts are collectible. During the years ended December 31, 2020 and 2019, the Company has recorded no bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash

The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less.

The Company has an agreement with Hilltop Securities, (the "clearing organization"), whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a security deposit balance of $10,000, which is included as cash and cash equivalents – restricted in the accompanying statement of financial conditions. During the year 2020, the Company no longer offers security transactions with brokers and dealers and closed the Hilltop restricted cash account.

2. **Summary of Significant Accounting Policies, continued**

Cash and Cash Equivalents and Restricted Cash, continued

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statements of financial conditions that sum to the total of the same such amounts shown in the statements of cash flows.

	2020	2019
Cash and cash equivalents	$ 1,407,088	$ 1,253,776
Restricted cash	-	10,000
Total cash, cash equivalents and restricted cash	$ 1,407,088	$ 1,263,776

Lease

The Company recognizes and measures its leases in accordance with the Financial Accounting Standards Board "FASB" ASC 842, Leases. The Company is a lessee in several financing leases for office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

FFS maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted.

For the year ended December 31, 2020, approximately $297,500, or 44%, $139,000, or 15% of commission revenue was earned from two sponsors of variable annuity products. At December 31, 2020, approximately $27,500, or 28% and $55,000, or 55%, of commission's receivable were from two sponsors of variable annuity products.

For the year ended December 31, 2019, approximately $391,000, or 45%, $152,000, or 17%, and $91,000 or 10% of commission revenue was earned from three sponsors of variable annuity products. At December 31, 2019, approximately $42,000, or 42% and $41,000, or 41%, of commission's receivable were from two sponsors of variable annuity products.

2. Summary of Significant Accounting Policies, continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between U.S. GAAP and income tax reporting purposes.

The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

The Company records a liability for uncertain tax positions where it is more likely than not that the tax position will not be sustained upon examination by the appropriate tax authority. Changes in the liability for uncertain tax positions are reflected through income tax expense in the period when a new uncertain tax position arises, judgment changes about the likelihood of uncertainty, the tax issue is settled or the statute of limitation expires. Any potential net interest income or expense and penalties related to uncertain tax positions is recorded in the statements of operations. During 2020 and 2019, the Company did not book any interest or penalties related to uncertain tax positions.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

Reclassifications

Certain reclassification adjustments have been made to the prior year financial statements in order for them to be in conformity with the current year presentation. Such reclassifications had no impact on the Company's financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncement

Income Taxes

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes," which is intended to simplify various aspects related to accounting for income taxes. This accounting update removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The accounting update is effective for interim and annual periods beginning after December 15, 2020, and early adoption is permitted. The management is currently evaluating the impact that the accounting update will have on the financial statements.

3. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31 consist of the following:

	2020	2019
Commission payable	$ 17,988	$ 24,812
Other accrued liabilities	11,719	13,815
Total accounts payable and accrued expenses	$ 29,707	$ 38,627

4. Income Taxes

For the years ended December 31, 2020 and 2019, the provision for income tax of $58,069 and $58,337, respectively, approximated the expected income tax expense, based on the statutory tax rate of 21%. The deferred tax liability of $231 and $306, at December 31, 2020 and 2019, respectively, related primarily to accelerated amortization and expenses not deductible for tax purposes. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with respect to income taxes recorded in the statements of operations for the years ended December 31, 2020 and 2019.

5. Leases

For the years ended December 31, 2020 and 2019, the Company has a financing lease for office equipment with remaining lease term of approx. 3 years and 4 years, respectively, with discount rate at 12.5%. Following is an analysis of right-of-use assets under financing lease as of December 31, 2020 and 2019:

	2020	2019
Financing lease, at cost	$ 1,872	$ 1,872
Less accumulated amortization	(773)	(416)
Total financing lease assets	$ 1,099	$ 1,456
Financing lease obligation – current	$ 352	$ 310
Financing lease obligation – long term	885	1,241
Total financing lease obligation	$ 1,237	$ 1,551

Total financing lease expense for years ended December 31 is shown below:

	2020	2019
Non-cash lease expense (amortization of ROU assets)	$ 357	$ 557
Interest on lease liability	174	211
Total lease expense:	$ 531	$ 768

During the years ended December 31, 2020 and 2019, the Company paid $314 and $503, respectively of cash for reduction in financing lease obligation.

Future minimum lease payments for the above assets under financing leases at December 31, 2020 are as follows:

December 31,	
2021	$ 488
2022	488
2023	488
2024	41
Total minimum obligations	1,505
Less interest	268
Present value of net minimum obligations	$ 1,237

6. Related-Party Transactions

At December 31, 2020 and 2019, the Company had income taxes payable to its Parent of $58,144 and $106,480, respectively, representing the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement.

At December 31, 2020 and 2019, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a service fee of $5,000, per month, which is included in service fee expense in the accompanying statements of operations. During the years ended December 31, 2020 and 2019, the Company incurred overhead expense reimbursements to FFC of $99,065 and $92,213, respectively. As of December 31, 2020, and 2019, FFC owed the Company $6,588 and $27,334 for its over allocation of general operating expense under the agreement. Amounts owed bear no interest and are included in accounts receivable, related party, in the accompanying statements of financial condition.

At December 31, 2020 and 2019, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), a third-party administrator that performs administrative services related to data processing of securities transactions and shares certain common management with the Company. The Company incurred an expense of $120,000 during both the years ended December 31, 2020 and 2019 for these administrative services, which is included in service fee expense in the accompanying statements of operations. As of December 31, 2020, and 2019, the Company owed $0 related to the expense allocation agreement.

As of December 31, 2020, and 2019, the Company had accounts receivable of $10,000 and $0, respectively, from the Parent. The balances represent allocations of general operating expense reimbursements and are included in receivables, related parties in the accompanying statements of financial condition.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2020 and 2019, the Company had net capital, as defined by the SEC, of $1,335,757 and $1,141,628, respectively, which is $1,285,757 and $1,091,628, respectively, in excess of the net capital requirement of $50,000. At December 31, 2020 and 2019, the Company's ratio of aggregate indebtedness to net capital as defined by SEC, was 0.07 to 1 and 0.13 to 1, respectively. The SEC permits a ratio for the Company at this time of no greater than 15 to 1.

8. Exemption from Rule 15c3-3

The Company, as a fully disclosed Introducing Broker-Dealer, claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). As a result, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required as the clearing organization clears all the Company's trades on a fully disclosed basis.

9. Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2020 and 2019. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

10. Subsequent Events

Management has evaluated subsequent events through February 25, 2021, which is the date the financial statements were available to be issued, and has concluded that there are no significant events to be reported.

SUPPLEMENTARY INFORMATION

Ham, Langston
& Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the "Company"), as of and for the year ended December 31, 2020, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5, continued

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2020 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ham, Langston & Brezina LLP

Houston, Texas
February 25, 2021

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

		2020
Net capital:		
Total shareholder's equity per the accompanying financial statements		$ 1,517,736
Nonallowable assets:		
Commissions receivable (net of commission payable)		100,570
Receivables, related parties		16,588
Financing lease assets, net		1,099
Prepaid expenses and other assets		63,722
Total nonallowable assets		181,979
Net capital before haircuts on security positions	=	1,335,757
Haircuts on security positions		-
Net capital		1,335,757
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)		50,000
Excess net capital		$ 1,285,757
Aggregate indebtedness		$ 89,319
Ratio of aggregate indebtedness to net capital		0.07

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17a-5 on as follows:

	Net Capital	Aggregate Indebtedness
Per FOCUS report	$ 1,339,791	$ 85,285
Post-closing adjustments:		
Increase in accrued expenses	(4,034)	4,034
Total	$ 1,335,757	$ 89,319

The accompanying notes are an integral part of these financial statements.

H&B | Ham, Langston
& Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

The Board of Directors
First Financial Securities of America, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2020, which were agreed to by First Financial Securities of America, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules of revenue deposits by carrier and product type, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules of revenue deposits by carrier and product type supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ham, Langston & Brezina LLP

Houston, Texas
February 25, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation Amended

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*35*******2378*********************MIXED AADC 220
29565 FINRA DEC
FIRST FINANCIAL SECURITIES OF
11811 NORTH FWY STE 900
HOUSTON, TX 77060-3292

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry Forcester 281-847-8422

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (151.56)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (151.56)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Financial Securities of America, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 5th day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amended

Amounts for the fiscal period beginning **1/1/2020** and ending **12/31/2020**

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) 874,214 $ ~~855,004~~

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

~~(4) Interest and dividend expense deducted in determining~~ item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 874,214 ~~855,004~~

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____

(Deductions in excess of $100,000 require documentation) ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 174

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ________

Enter the greater of line (i) or (ii) 174

Total deductions 874,214 ~~[illegible]~~

2d. SIPC Net Operating Revenues $ (174)

2e. General Assessment @ .0015 $ 0

(to page 1, line 2.A.)

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
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**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO REVIEW OF MANAGEMENT'S EXEMPTION REPORT
UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Board of Directors
First Financial Securities of America, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission, in which (1) First Financial Securities of America, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) and (k)(2)(ii)(the "exemption provisions") and (2) the Company stated that First Financial Securities of America, Inc. met the identified provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ham, Langston & Brezina L.L.P.

Houston, Texas
February 25, 2021

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
EXEMPTION REPORT UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

First Financial Securities of America, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): Paragraph (k)(1) and (k)(2)(ii)

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

First Financial Securities of America, Inc.

I, Larry Forrester, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Larry Forrester, President
February 25, 2021